Exhibit 99.1

Press Release

Swisscom Group Half-Year Results to 30 June 2003:

Swisscom reports stable revenue and higher operating income

	1.1-30.6.2002	1.1-30.6.2003	Change

Net revenue (in CHF millions)	7,129	7,154	0.4%

EBITDA (in CHF millions)	2,268	2,431	7.2%

EBIT (in CHF millions)	1,281	1,465	14.4%

Net income (CHF in millions)	780	952	22.1%

ADSL accesses (at 30.6)	101,000	317,000	213.9%

Mobile customers (at 30.6 in millions)	3.49	3.68	5.4%

Number of full-time equivalent employees at 30.6	21,179	19,855	-6.3%

The Swisscom Group closed the first half of 2003 with a good result: revenue was stable, while operating income before interest, taxes, depreciation and amortization (EBITDA) rose by 7.2% to CHF 2.43 billion and net cash from operating activities increased even more markedly by 30.6% to CHF 2.23 billion. Consistent cost management led to a reduction of CHF 140 million in Group operating costs to CHF 4.8 billion. Net income for the Swisscom Group rose by 22.1% to CHF 952 million. Capital expenditure is expected to be approximately CHF 1.3 billion in 2003. Swisscom expects revenue to dip slightly for the 2003 financial year and operating income (EBITDA) to remain at least on a par with the previous year (CHF 4.4 billion).

Swisscom posted a slight increase in net revenue to CHF 7,154 million for the first half of 2003. Declining revenue in Switzerland was offset by marked revenue growth with lower margins at debitel. Lower revenues were reported above all in Fixnet (down 7%) and Enterprise Solutions (down 8.5%). As of 2003, Swisscom reports revenue from business numbers of other providers net. i.e. after deducting the costs of these providers. Had this reporting method been applied last year, revenue for the first half of 2002 would have been CHF 86 million lower.

With EBITDA up 7.2% to CHF 2,431 million, Swisscom achieved a good result, with the Fixnet and Mobile segments as the key contributors. Fixnet increased EBITDA by 11.3% to CHF 1,050 million, and Mobile by 6.2% to CHF 1,056 million. The result is attributable to consistent cost management and focussing on higher-margin activities. The number of full-time equivalent employees dropped by 6.3% to 19,855. In the first half of 2003 expenses relating to termination benefits and other social plan measures amounted to CHF 53 million (2002: CHF 49 million).

Swisscom AG	Phone	+41 31 342 91 93	www. swisscom.com	1
Group Media Relations	Fax	+41 31 342 06 70	media@swisscom.com
CH-3050 Berne

Press Release

Reduced goodwill amortization, coupled with an improved financial result and lower income taxes led to a stronger rise in net income compared to EBITDA. Net income rose by 22.1% year-over-year to CHF 952 million. The share buyback in 2002 led to a comparitively higher increase in earniings per share of 27.6% to CHF 14.38.

Swisscom's net debt stands at only CHF 125 million. On 9 May 2003 Swisscom paid shareholders a dividend of CHF 12 per share, followed on 19 August 2003 by a par value repayment of CHF 8 per share. In the current financial year, Swisscom has distributed over CHF 1.3 billion or CHF 20 per share to shareholders, which represents a yield of approximately 5% of the average share price for the first half of 2003.

Capital expenditure is expected to be approximately CHF 1.3 billion in 2003. In view of the tight market situation, the Group anticipates a slight overall decline in revenue for the current year. Thanks to consistent cost management, operating income before interest, taxes, depreciation and amortization (EBITDA) is expected to remain at least the same as in 2002 (CHF 4.4 billion).

Segment Reports:

Despite falling revenues, the Fixnet segment reported a year-over-year increase in EBITDA for the first half of 2003 of 11.3%, thanks to improvements in efficiency. During the same period Fixnet's third-party revenue fell by 7%. Higher access revenue as a result of the strong growth of broadband accesses (ADSL) was offset by a decline in revenue from retail traffic and international wholesale business. In addition, other revenue and wholesale revenue dropped by CHF 56 million and CHF 7 million respectively, as a result of the change in reporting method for revenue from Business Numbers. This change has no effect on EBITDA. The prior year has not been restated since the effect is not material.

Revenue from retail traffic declined by 5.7% due to introduction of a new numbering plan in the second quarter of 2002, as a result of which Swisscom's market share in the local area dropped to the same level as in the long-distance area. In addition, Swisscom introduced a single national tariff in the fixed network on 1 May 2002, which also had a slight negative impact on revenue. Thirdly, traffic volume declined further as a result of the ongoing mobile substitution effect and the migration of Internet traffic to Business Numbers. The reduction in revenue was partially offset by an increase in revenue from fixed-to-mobile and international traffic.

Revenue from wholesale traffic decreased by CHF 121 million, primarily due to the closure last year of local sales outlets in several European countries and to the sale of the business activities of Swisscom North America in the fourth quarter of 2002. The impact on EBITDA resulting from the discontinued or sold business activities was low, since these businesses had a very low margin.

Access revenue comprises revenue for analog and digital lines, broadband lines (ADSL) of retail and wholesale customers, and Internet subscription fees. Due to the growth of ADSL, revenue increased by 7.4% to CHF 838 million. Compared to the previous year, the number of ADSL lines grew by 216,000 to 317,000, of which 177,000 were for Bluewin retail customers and 140,000 for customers of other providers.

Swisscom AG	Phone	+41 31 342 91 93	www. swisscom.com	2
Group Media Relations	Fax	+41 31 342 06 70	media@swisscom.com
CH-3050 Berne

Press Release

In the first half of 2003 other Fixnet revenue decreased by CHF 60 million, of which CHF 56 million relates to a change in the reporting method for revenue from Business Numbers of other providers. Intersegment revenue declined by CHF 76 million, primarily due to lower volume and prices with Enterprise Solutions.

The 15.9% reduction in operating expenses is primarily due to the following factors: consistent cost management, leading to savings in the marketing and IT areas as well as in maintenance costs for network installations. Personnel expenses also dropped due to the fall in headcount and reduced expenditure on job-reduction measures. In addition, operating expenses fell due to the change in the reporting of revenue from Business Numbers as well as lower network costs arising from the closure of sales outlets and the sale of business activities abroad.

EBITDA increased by 11.3% to CHF 1,050 million, with an EBITDA margin of 36.1%. In line with this, EBIT rose by 21.4% to CHF 504 million. Swisscom expects to close 2003 with a decline in revenue for Fixnet compared to the previous year as a result of the above-mentioned factors, and an EBITDA at the same level as 2002.

Mobile increased revenue from third parties year-over-year by 1.8% to CHF 1,676 million. Connectivity voice revenue rose by 2.7% primarily due to a net increase in subscribers of 187,000 to 3,675,000. By contrast, the average minutes per user (AMPU) as well as the average revenue per user (ARPU) declined compared with the previous year. The lower ARPU is mainly attributable to ongoing price competition in the business customer segment as well as subscription changes by residential customers.

Revenue from connectivity data and value-added services fell by 5.1% compared to the previous year, largely due to a change in the reporting method for revenue from Business Numbers. Starting in 2003, revenue from Business Numbers is reported net, i.e. after deduction of other service provider costs. The change has no effect on EBITDA. In 2002, revenue would have been CHF 23 million lower. The prior period has not been restated since the effect is not material. The number of SMS messages sent rose by 13.5%.

Operating expenses in the Mobile segment decreased by CHF 57 million year-over-year. The increase in personnel expenses was offset by lower handset and network costs as well as the change in revenue reporting for Business Numbers. The average cost per customer for customer acquisition and retention was reduced compared with the previous year. In the second half of 2003, additional costs are anticipated as a result of a new agreement with Vodafone governing access to Vodafone's products, services and platforms. The launch of "Vodafone live!" is scheduled for the second half of 2003.

Operating income (EBITDA) rose by CHF 62 million to CHF 1,056 million as a result of lower operating expenses. The EBITDA margin was 52% compared with the previous-year's 49%. Mobile is expecting a slight increase in revenue and EBITDA for the whole of 2003.

Revenue from third parties for Enterprise Solutions fell year-over-year by 8.5% to CHF 644 million. As with Fixnet, declines in national traffic revenue and volume were largely due to the new numbering plan introduced in the previous year, introduction of the standard national tariff, and substitution for mobile communications. The reduction in networking revenue is primarily attributable to lower revenue from leased lines. Operating expenses decreased year-over-year by 10.2%, mainly due to lower transfer prices and reduced volumes of traffic with Fixnet. Operating expenses include expenses of CHF 32 million (previous year: CHF 11 million) related to job-reduction measures.

Swisscom AG	Phone	+41 31 342 91 93	www. swisscom.com	3
Group Media Relations	Fax	+41 31 342 06 70	media@swisscom.com
CH-3050 Berne

Press Release

EBITDA dropped by CHF 9 million to CHF 55 million. Excluding the costs for job-reduction measures, EBITDA would have been CHF 12 million higher than the previous year. Revenue is expected to be lower for 2003 due to the new numbering plan introduced in 2002, the decline in revenue from leased lines, and general downward pressure on prices resulting from fierce competition, while EBITDA is expected to remain at the same level as 2002 as a result of cost-saving measures.

debitel posted a year-over-year growth in revenue of 13.5% (11.1% in local currency terms). Since the beginning of the year the number of subscribers has increased by a net amount of 133,000 to 10.2 million. The number of subscribers in Germany rose by a net amount of 187,000, while the number of international subscribers decreased by a net amount of 54,000. The increase in subscriber numbers in Germany primarily relates to post-paid subscribers. Revenue in Germany rose by 16.8%, chiefly due to expansion of its telephony-related merchandising business and the increase in subscriber numbers.

Operating income (EBITDA) fell by CHF 39 million compared to the previous year, largely as a result of the costs incurred for customer acquisition in connection with the increase in subscriber numbers. In 2002, an impairment of the goodwill of debitel of CHF 702 million was recorded. This gives rise to an annual reduction in the future goodwill amortization charge of approximately CHF 104 million. For the current year a higher total revenue is anticipated due to the increased subscriber base. EBITDA, on the other hand, is expected to be lower, due primarily to the customer acquisition costs incurred in connection with the growth in subscriber numbers.

The segment "Other" comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG and Swisscom Eurospot AG. Revenue from third parties decreased by 6.6% compared to the previous year, mainly due to the lower revenue posted by Swisscom Systems for private branch exchanges (PBX). Operating expenses were reduced by 10.5% as a result of cost-saving measures. Operating expenses include expenses of CHF 4 million (previous year also CHF 4 million) for job-reduction measures. Costs relating to the setting up of the international wireless LAN business by Swisscom Eurospot AG will be recorded in the second half of 2003.

The expense of CHF 80 million for the shedding of 470 full-time jobs, announced by Swisscom Systems AG in 2002, was recorded in the fourth quarter of 2002. As a result, EBITDA for the segment Other will be higher than in 2002.

The detailed first half-year report is available on the Internet at: http://www.swisscom.com/halfyearreport-2003

Letter to Shareholders: http://www.swisscom.com/shareholdersletter-halfyear-2003

Berne, 20 August 2003

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG	Phone	+41 31 342 91 93	www. swisscom.com	4
Group Media Relations	Fax	+41 31 342 06 70	media@swisscom.com
CH-3050 Berne